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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

URBAN IMPROVEMENT FUND LIMITED—1974
(Name of Subject Company)

URBAN IMPROVEMENT FUND LIMITED—1974
(Names of Persons Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTERESTS
(Title of Class Securities)

NONE
(CUSIP Number of Class of Securities)

John A. Taylor
Vice President
Interfinancial Real Estate Management Company
1201 Third Avenue, Suite 5400
Seattle, WA 98101
(206) 622-9900
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

The name of the subject company is Urban Improvement Fund Limited—1974 (the "Partnership"). The address and telephone number of the subject company are as follows:

Urban Improvement Fund Limited—1974
c/o Interfinancial Real Estate Management Company
1201 Third Avenue, Suite 5400,
Seattle, WA 98101.
(206) 622-9900.

The General Partner of the Partnership is Interfinancial Real Estate Management Company (the "General Partner").

The title and the class of securities to which this statement relates are Units of Limited Partnership Interests ("Units"). As of February 1, 2004, there were 11,509 Units issued and outstanding.

Item 2. Identity and Background of Filing Person.

The name, business address and business telephone number of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

This statement relates to a tender offer by Everest Properties II, LLC ("Offeror") as disclosed in the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission (the "SEC") by the Offeror on January 6, 2004, as amended by Amendment No. 1 to the Schedule TO filed with the SEC by the Offeror on January 23, 2004. According to the Schedule TO, Offeror is offering to purchase up to 1,140 Units for a cash purchase price of $500 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase incorporated by reference into the Schedule TO) per Unit, if any, made to limited partnership unit holders by the Partnership after January 6, 2004 (the "Offer").

Based on information in the Schedule TO, the name and address of the Offeror is as follows:

Everest Properties II, LLC
155 N. Lake Ave., Suite 1000
Pasadena, CA 91101

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Certain contracts, agreements, arrangements or understandings and actual or potential conflicts of interest between the Partnership or its affiliates and their respective executive officers, directors, general partners, or affiliates are described under Item 12 of the Partnership's Annual Report on Form 10-KSB for the year ended December 31, 2002 ("Form 10-KSB"). To the knowledge of the Partnership and its General Partner, except as set forth in Item 12 of Form 10-KSB, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Partnership or its affiliates and their respective executive officers, directors, general partners, or affiliates.

Except as described below, there is no material agreement, arrangement or understanding or any material actual or potential conflict of interest between the Partnership or its affiliates and Offeror or any of their executive officers, directors or affiliates:

  From time to time between March 2003 and December 2003, representatives of the General Partner have discussed with Offeror possible transactions by which the General Partner or an affiliate would acquire Units of the Partnership already owned by Offeror and its affiliates, in exchange for interests in other partnerships controlled by the same General Partner. These discussions terminated in December 2003 without any agreement being reached.

Item 4. The Solicitation or Recommendation.

(a)
Recommendation.

The General Partner is remaining neutral with respect to the Offer because the General Partner has not conducted a recent evaluation of the Units that would allow it to comment on the price offered by Offeror. The General Partner is aware that Units in the Partnership were sold in 2003 at prices that ranged from $210 to $475 per Unit. The price offered by Offeror of $500 per Unit is close to the range of the prices that were paid for units in the past twelve months.

(b)
Reasons.

The General Partner believes that each Limited Partner must make his, her or its own decision about whether to accept or reject the Offer based on all available information, including the factors described below, the other information contained or incorporated by reference in this Statement and the Partnership's publicly available information.

  •
  The purchase price offered by Offeror may be less than the tax liability to a Limited Partner resulting from the sale of the Units. Based on the financial statements of the Partnership at December 31, 2002, the Partnership's accountant has estimated that a purchase price of $500 per Unit will be less than the resulting federal and state tax liability at the maximum tax rates. The accountant's estimate does not take into account the operation of the Partnership during 2003, which will impact the tax consequences of any current sale. Each Limited Partner should consult with his, her or its tax advisor regarding the federal and state tax consequences of selling Units pursuant to the Offer in light of his, her or its specific tax situation.

  •
  Other purchasers may be available to purchase Units with equal or greater net proceeds payable per Unit. The General Partner is aware of other parties, including its affiliate SP Millennium LLC, that from time to time purchase partnership interests in partnerships such as the Partnership, and would be pleased to provide more information to any Limited Partners who are interested in selling their Units in the Partnership.

  •
  At various times within the past 12 months, an affiliate of the General Partner has explored the possibility of undertaking a tender offer to purchase limited partnership units or other transactions involving the Partnership. Although the Partnership and the General Partner have no current plans to consummate such a transaction, there can be no assurance that the General Partner will not decide to explore such transactions in the future. Such transactions may result in an offer to the holders of limited partnership interests at a purchase price greater than the current Offer.

Each Limited Partner must make his, her or its own decision whether to accept or reject the Offer. Limited Partners are urged to carefully review all the information contained in or incorporated by reference in the Offer to Purchase and related documents, as well as the Partnership's publicly available annual, quarterly and other reports and information and the information contained in this statement. Limited Partners should consider their own personal situation and consult with their own tax, financial and other advisors in evaluating the terms of the Offer before deciding whether to tender Units.

(c)
Intent to Tender.

Neither the Partnership nor the General Partner or, to the knowledge of the Partnership, any affiliate of the Partnership or the General Partner intends to tender to Offeror any Units that are held of record or beneficially by such persons.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

No persons or classes of person have been employed, retained or are to be compensated to make recommendations in connection with this transaction.

Item 6. Interest in Securities of the Subject Company.

Within the past 30 days, an affiliate of the General Partner has agreed to purchase 20 Units in the Partnership from a single investor at the purchase price of $500 per Unit. To the knowledge of the General Partner, neither the Partnership nor the General Partner or any of their executive officers, directors, affiliates or subsidiaries have effected any other transactions in the Units during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals.

The Partnership has not undertaken or engaged in any negotiations in response to the Offer which relates to: (i) a tender offer or other acquisition of the Units by the Partnership, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (iii) any purchase, sale or transfer of a material amount of assets by the Partnership; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership. There are no transactions, resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to or would result in one or more of the events referred to above.

Notwithstanding the foregoing, at various times within the past 12 months, an affiliate of the General Partner has explored the possibility of undertaking a tender offer to purchase limited partnership units or other transactions involving the Partnership. The Partnership and the General Partner have no current plans to consummate such a transaction.

Item 8. Additional Information.

None.

Item 9. Exhibits.

Exhibit No.	Description
(1)	Item 12 of Urban Improvement Fund Limited—1974 Annual Report on Form 10-KSB for the year ended December 31, 2002.
(2)	Letter to Limited Partners dated January 14, 2004.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

URBAN IMPROVEMENT FUND LIMITED—1974
	By:	Interfinancial Real Estate Management Company, General Partner
	By:	/s/ John A. Taylor John A. Taylor, Vice President
Dated: February 6, 2004

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  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Person/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE